Filed pursuant to Rule 424(b)(3)
File Number 333-150500

COOPER-STANDARD AUTOMOTIVE INC.

Supplement No. 5 to market-making prospectus dated April 9, 2009, as supplemented on May 21, 2009 (Supplement No. 1 and No. 2), May 22, 2009 (Supplement No. 3) and June 16, 2009 (Supplement No. 4)

The date of this supplement is June 17, 2009

On June 17, 2009, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – July 15, 2009

COOPER-STANDARD HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

39550 Orchard Hill Place Drive, Novi, Michigan	48375
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (248) 596-5900

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 1.01.	Entry into a Material Definitive Agreement.

Limited Waiver under Credit Agreement

On July 15, 2009, Cooper-Standard Holdings Inc., a Delaware corporation (the “Company”), Cooper-Standard Automotive Inc., an Ohio corporation (the “U.S. Borrower”), Cooper-Standard Automotive Canada Limited, a corporation organized under the laws of Ontario (the “Canadian Borrower”), Cooper-Standard Automotive International Holdings B.V. (f/k/a Steffens Beheer BV), a corporation organized under the laws of the Netherlands (the “Dutch Borrower” and, together with the U.S. Borrower and the Canadian Borrower, the “Borrowers”), entered into a Limited Waiver (the “Limited Waiver”) with various lenders and Deutsche Bank Trust Company Americas, as administrative agent (in such capacity the “Agent”), under that certain Credit Agreement, dated as of December 23, 2004 (as amended from time to time, the “Credit Agreement”), among the Company, the Borrowers, the lenders party thereto (the “Senior Lenders”), the Agent, Lehman Commercial Paper Inc., as syndication agent, and Goldman Sachs Credit Partners, L.P., UBS Securities LLC and The Bank of Nova Scotia, as co-documentation agents.

Under the Limited Waiver, the Senior Lenders agreed to waive, for the period commencing on the date of the agreement and ending on the Termination Date (as defined below) (the “Waiver Period”), certain defaults and events of default resulting directly from (i) the U.S. Borrower’s failure to pay interest when due on June 15, 2009 on its 7% Senior Notes due 2012 (the “Senior Notes”) and its 8 3 /8% Senior Subordinated Notes due 2014 (the “Senior Subordinated Notes” and together with the Senior Notes, the “Notes”) and the expiration of the respective grace periods applicable under the Indentures (as defined below) governing the Notes (the “Interest Payment Failure”) and (ii) any termination of swap agreements as a result of the Interest Payment Failure (the “Swap Terminations” and collectively with the Interest Payment Failure, the “Specified Defaults”). Without the limited waiver the cross-default and cross-acceleration provisions of the Credit Agreement would have been triggered by the Specified Defaults and other provisions under the Credit Agreement would have restricted certain ordinary course operations of the Borrowers and their subsidiaries.

The Waiver Period terminates upon the occurrence of any of the following: (i) August 14, 2009, unless lenders holding a majority of the outstanding loans and/or commitments under the Credit Agreement do not provide a notice of continuation by 5:00 p.m. on July 27, 2009, in which case the Waiver Period will terminate on July 28, 2009, (ii) the occurrence of an event of default under the Credit Agreement other than those waived by the Limited Waiver or (iii) the exercise, or the attempted exercise, of a right of collection or enforcement with respect to the Senior Notes or Senior Subordinated Notes by any holder of more than 1% of the outstanding aggregate amount of the Senior Notes or Senior Subordinated Notes, respectively, or by any trustee or agent thereof.

Noteholders Forbearance Agreements

Additionally, on July 15, 2009 the U.S. Borrower and the Company entered into (i) Senior Notes Forbearance Agreements (the “Senior Notes Forbearance Agreements”) among the U.S. Borrower, the guarantors of the Senior Notes and holders of more than 75% the aggregate principal amount of the outstanding Senior Notes, in connection with the Indenture, dated as of December 23, 2004 (as supplemented from time to time, the “Senior Notes Indenture”), among the U.S. Borrower, the guarantors party thereto and Wilmington Trust Company, as trustee (the “Trustee”), relating to the Senior Notes and (ii) a Senior Subordinated Notes Forbearance Agreement (the “Senior Subordinated Notes Forbearance Agreement” and together with the Senior Notes Forbearance Agreements, the “Forbearance Agreements”) among the U.S. Borrower, the guarantors of the Senior Subordinated Notes and holders of a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes, in connection with the Indenture, dated as of December 23, 2004 (as supplemented from time to time, the “Senior Subordinated Notes Indenture” and together with the Senior Notes Indenture, the “Indentures”), among the U.S. Borrower, the guarantors party thereto and the Trustee, relating to the Senior Subordinated Notes.

Each of the Forbearance Agreements provides that prior to the applicable Cutoff Date (as defined below), each of the holders party thereto agrees not to exercise or seek to exercise, alone or in concert, any remedies under the applicable Indenture with respect to the Specified Defaults and to instruct the Trustee to forbear from exercising any such remedies. Such holders also agreed not to transfer their Notes unless the transferee executes an agreement containing provisions substantially similar to the applicable Forbearance Agreement, subject to certain exceptions.

The Forbearance Agreements terminate upon the earliest to occur of August 14, 2009 and the first date on which (i) (x) in the case of the Senior Notes Forbearance Agreements, holders of 25% of the aggregate principal amount of the outstanding Senior Notes have the right (without breaching the Senior Notes Forbearance Agreements) to accelerate (or instruct the Trustee to accelerate) the indebtedness under the Senior Notes and (y) in the case of the Senior Subordinated Notes Forbearance Agreement, holders of 25% of the aggregate principal amount of the outstanding Senior Subordinated Notes (without breaching the Senior Subordinated Notes Forbearance Agreement) accelerate (or instruct the Trustee to accelerate) the indebtedness under the Senior Subordinated Notes; (ii) (x) in the case of the Senior Notes Forbearance Agreements, holders of 25% of the aggregate principal amount of the outstanding Senior Subordinated Notes accelerate (or instruct the Trustee to accelerate) the indebtedness under the Senior Subordinated Notes and (y) in the case of the Senior Subordinated Notes Forbearance Agreement, holders of 25% of the aggregate principal amount of the outstanding Senior Notes have the right (without breaching the Senior Notes Forbearance Agreements) to accelerate (or instruct the Trustee to accelerate) the indebtedness under the Senior Notes; (iii) the requisite lenders under the Credit Agreement have the right (without breaching the Limited Waiver) to accelerate (or instruct the agent to accelerate) the indebtedness under the Credit Agreement; and (iv) a breach of certain provisions of the applicable Forbearance Agreement (the earliest to occur being referred to herein as the “Cutoff Date”).

The Senior Notes Forbearance agreements also contain covenants restricting the incurrence of liens and dividends by the U.S. Borrower and the guarantors party thereto.

Item 8.01.	Other Events.

On July 15, 2009, the Company issued a press release announcing its entry into the foregoing agreements. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Exhibit Description
99.1	Press release, dated July 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER-STANDARD HOLDINGS INC.

/s/ Timothy W. Hefferon
Timothy W. Hefferon

Dated: July 17, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press release, dated July 15, 2009

Exhibit 99.1

Contacts:	Sharon S. Wenzl
Cooper-Standard Automotive
(248) 596-6211
sswenzl@cooperstandard.com

COOPER-STANDARD AUTOMOTIVE ANNOUNCES THAT IT HAS OBTAINED WAIVER AND

FORBEARANCE AGREEMENTS FROM LENDERS AND NOTEHOLDERS

Talks with Stakeholders Continue

NOVI, Mich. - July 15, 2009 - Cooper-Standard Holdings Inc. (“Cooper-Standard”), parent company of Cooper-Standard Automotive Inc. (the “Company”), announced today that it has secured a limited waiver agreement with lenders under its senior credit agreement and forbearance agreements with holders of its 7% senior notes due 2012 and 8  3/8% senior subordinated notes due 2014. The Company said it intends to continue discussions with its senior lenders and noteholders through the applicable waiver and forbearance periods to facilitate a restructuring of the Company’s balance sheet. The Company’s businesses will continue to operate normally during this process.

Under the limited waiver agreement, the lenders under the Company’s senior credit agreement have agreed to waive through August 14, 2009 certain events of default under the senior credit agreement, including the Company’s non-payment of the interest payments due on the notes on June 15, 2009 within the applicable 30-day grace period. The waiver period will expire on July 28, 2009 in the event the lenders under the senior credit agreement do not provide a notice of continuation by July 27, 2009.

Under the forbearance agreements, holders of more than 75% of the senior notes and holders of a majority of the senior subordinated notes agreed that through August 14, 2009 they will not exercise their rights and remedies under the indentures governing the notes relating to the Company’s non-payment of the June 15th interest payments.

“We appreciate the extended time and support from our lenders,” said James S. McElya, Chairman and Chief Executive Officer of Cooper-Standard. “These agreements are a positive step in the process that we believe will result in an improved balance sheet that is more in line with today’s new automotive market.”

Additional details about the Company’s senior credit agreement, senior notes and senior subordinated notes are available in the company’s annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Mich., is a leading global automotive supplier specializing in the manufacture and marketing of systems and components for the automotive industry. Products include body sealing systems, fluid handling systems and NVH control systems, which are represented within the company’s two operating divisions: North America and International. Cooper-Standard Automotive employs approximately 16,000 people globally with more than 70 facilities throughout the world. For more information, visit the company’s Web site at: www.cooperstandard.com.

Cooper-Standard is a privately-held portfolio company of The Cypress Group and Goldman Sachs Capital Partners Funds.

The Cypress Group is a New York-based private equity investment firm founded in 1994. Since its formation, Cypress has invested more than $3.5 billion of capital within its two funds. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

Goldman Sachs is one of the world’s largest private equity and mezzanine investors, having invested approximately US$66 billion in over 750 companies globally since 1986 and manages a diverse global portfolio of companies with 120 investment professionals active in the firm’s New York, London, Hong Kong, Tokyo, San Francisco and Mumbai offices. GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc. conducts its large privately negotiated corporate equity investment activities. For more information, please visit www.gs.com/pia.

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on many factors, including, without limitation: the company’s substantial leverage; limitations on flexibility in operating business contained in the company’s debt agreements; the company’s dependence on the automotive industry; availability and cost of raw materials; the company’s dependence on certain major customers; competition in the industry; sovereign and other risks related to the company conducting operations outside the United States; the uncertainty of the company’s ability to achieve expected cost reduction savings; the company’s exposure to product liability and warranty claims; labor conditions; the company’s vulnerability to rising interest rates; the company’s ability to meet customers’ needs for new and improved products in a timely manner; the company’s ability to attract and retain key personnel; potential conflicts of interests between owners and the company; the company’s recent status as a stand-alone company; the company’s legal rights to its intellectual property portfolio; the company’s underfunded pension plans; environmental and other regulations; and the possibility that the company’s acquisition strategy will not be successful. There may be other factors that may cause the company’s actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statements. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

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